EXHIBIT 6

Neutral Tandem, Inc. d/b/a Inteliquent
550 West Adams Street, 9th Floor
Chicago, IL 60606

May 18, 2013

Mr. Gregory P. Taxin

Clinton Group, Inc.

601 Lexington Avenue, 51st Floor

New York, NY 10022

Gentlemen:

This letter constitutes the agreement (the “Agreement”) between Clinton Group, Inc., a Delaware corporation, on behalf of itself and its respective affiliated funds, persons and entities, both current and future (“Clinton”), and Neutral Tandem, Inc. d/b/a Inteliquent, a Delaware corporation (the “Company”).

WHEREAS, the Company and Clinton have agreed that it is in their mutual interests to enter into this Agreement, among other things, to set forth certain agreements concerning the composition of the board of directors of the Company (the “Board”) and other corporate governance matters, as hereinafter described; and

WHEREAS, the Company has agreed to use reasonable best efforts to declare certain dividends as set forth herein.

NOW, THEREFORE, in consideration of the promises and the representations, warranties and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

1. Upon issuance of the press release referred to in Section 7, Clinton withdraws its notice of intent to nominate individuals (each a “Nominee” and collectively, the “Nominees”) for election to the Board at the Company’s 2013 annual meeting of the shareholders (the “2013 Annual Meeting”).

2. Following the 2013 Annual Meeting and no later than December 31, 2013, the Board, pursuant to the powers granted to the Board under Article III of the Amended and Restated Certificate of Incorporation of the Company (the “Charter”), shall increase the size of the Board by one (if no vacancies on the Board then exist) and appoint one additional candidate to fill the vacancy so created on the Board and to serve in such capacity from such date of appointment through the date of the 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”), which candidate (i) is qualified to serve on the Board under all requirements set forth in the Charter and the Bylaws of the Company (the “Bylaws”), (ii) is not employed by or otherwise affiliated with the Company, (iii) otherwise qualifies as “independent” in accordance with Rule 5605(a)(2) of the NASDAQ Listing Rules and (iv) shall not be an Inside Director or an Affiliated Outside Director as defined in the Institutional Shareholder Services, Inc. 2013 Categorization of Directors, dated January 31, 2013 (such candidate, the “New Director”).

May 18, 2013 Page 2

     3. Clinton shall (a) in the case of all shares of the Company’s common stock of the Company, par value $0.001 per share (the “Common Stock”) owned of record by it as of the record date for the 2013 Annual Meeting (the “Record Date”), and (b) in the case of all shares of the Common Stock beneficially owned by Clinton as of the Record Date (whether held in street name or by some other arrangement), instruct the record holder to: in each case at the 2013 Annual Meeting, (i) support and vote for the election of each of the incumbent directors; (ii) support and vote for ratification of Deloitte & Touche LLP as the Company’s auditors for the 2013 fiscal year; (iii) support and vote for “say on pay” resolutions recommended by the Board; (iv) support and vote for the proposed amendment to the Company’s amended and restated certificate of incorporation in order to change the name of the Company to “Inteliquent, Inc.”; and (v) vote to abstain or against any shareholder nominations for director or shareholder proposals (whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are not approved and recommended by the Board.

4. The Company will use reasonable best efforts to declare a special one-time cash dividend of $1.25 per share within ninety days following the date of this Agreement. Notwithstanding the foregoing, the Board may increase or decrease the amount of the special one-time cash dividend, or eliminate the special one-time cash dividend in its entirety, if (i) the Board believes the declaration and/or payment of such dividend could reasonably be expected to result in (a) a breach of the Board’s fiduciary duties or (b) a violation of applicable law or (ii) the Company is required to obtain a waiver in connection with such special one-time cash dividend pursuant to the terms of the Credit Agreement dated as of March 5, 2013 by and among the Company, Bank of Montreal and the guarantors and lenders from time to time party thereto (the “Revolving Loan Agreement”) and is unable to obtain such waiver on standard terms after the use of reasonable best efforts to do so.

5. The Company will use reasonable best efforts to declare quarterly cash dividends (totaling $0.25 per share paid in four quarterly installments); provided, however, that nothing herein shall obligate the Company to pay cash dividends pursuant to this Section 5 in an aggregate amount greater than $0.25 per share. The Company will declare the first quarterly dividend within ninety days following the date of this Agreement. Notwithstanding the foregoing, the Board may increase or decrease the amount of any quarterly dividend, or eliminate the quarterly dividend in its entirety, if (i) the Board believes the declaration and/or payment of such dividend could reasonably be expected to result in (a) a breach of the Board’s fiduciary duties or (b) a violation of applicable law or (ii) the Company is required to obtain a waiver in connection with the payment of such quarterly dividend pursuant to the terms of the Revolving Loan Agreement and is unable to obtain such waiver on standard terms after the use of reasonable best efforts to do so.

6. Except as otherwise set forth in this Agreement, from the date of this Agreement until the earlier of (i) the Anniversary Date (as defined below) or (ii) such date that the Company has materially breached any of its commitments or obligations under this Agreement, except that if such material breach can be cured, Clinton shall provide written notice to the Company that the Company has materially breached its commitments or obligations under this Agreement and the Company shall have an additional 10 days after the date of such written notice within which to cure its material breach (the “Standstill Period”), Clinton shall not:

May 18, 2013 Page 3

(a) make, or in any way participate, directly or indirectly, in any “solicitation” (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) of proxies or consents, conduct or suggest any binding or nonbinding referendum or resolution or seek to advise, encourage or influence any individual, partnership, corporation, limited liability company, group, association or entity (collectively, a “Person”) with respect to the voting of any of the Common Stock;

(b) initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of the Company for the approval of shareholder proposals, or cause or encourage any Person to initiate any such shareholder proposal;

(c) propose or nominate, or cause or encourage any Person to propose or nominate, any candidates to stand for election to the Board, or seek the removal of any member of the Board;

(d) form, join or otherwise participate in any “partnership, limited partnership, syndicate or other group” (other than any group in existence as of the date of this Agreement among Clinton and its affiliates and disclosed in Clinton’s Schedule 13D) within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock, or deposit any shares of Common Stock in a voting trust or similar arrangement, or subject any shares of Common Stock to any voting agreement or pooling arrangement, or grant any proxy with respect to any shares of Common Stock (other than to a designated representative of the Company pursuant to a proxy statement of the Company);

(e) seek to call, or to request the call of, or call a special meeting of the shareholders of the Company, or make a request for a list of the Company’s shareholders or other Company records;

(f) take any public action to act alone or in concert with others to control or seek to control, or to influence or seek to influence, the management, the Board or the policies of the Company; provided, however, that nothing herein shall prohibit Clinton from complying with legal or regulatory requirements, including, without limitation, the filing of any report or schedule required to be filed with the SEC; or

(g) otherwise take, or solicit, cause or encourage others to take, any action inconsistent with any of the foregoing.

(h) For purposes of this Agreement, “Anniversary Date” shall mean the date that is 120 calendar days prior to the first anniversary of the 2013 Annual Meeting; provided, however, that if the Board takes any action to amend the Bylaws in such a manner as to increase the time period prior to the 2014 Annual Meeting by which a holder of the Common Stock must provide timely notice to the Company of (A) its nomination of a person or persons to the Board at the 2014 Annual Meeting or (B) its proposal to bring business before the 2014 Annual Meeting (clauses (A) and (B) together, “Stockholder Matters”) then the Anniversary Date shall be the date ten days prior to the date on which a stockholder must give notice to the Company with respect to any Stockholder Matters for the 2014 Annual Meeting.

May 18, 2013 Page 4

7. The Company shall issue a press release in the form attached hereto as Exhibit A (the “Press Release”) as soon as practicable on or after the date hereof, but in no event later than two business days after the date of this Agreement, and the Company shall file with the SEC a corresponding Form 8-K that includes both the Press Release and this Agreement.

8. The Company and Clinton each acknowledge and agree that (a) a breach or a threatened breach by either party may give rise to irreparable injury inadequately compensable in damages and accordingly each party shall be entitled to injunctive relief, without proof of actual damages, to prevent a breach or threatened breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, (b) neither party shall plead in defense for any such relief that there would be an adequate remedy at law, (c) any applicable right or requirement that a bond be posted by either party is waived and (d) such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

9. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by facsimile, or by Federal Express or registered or certified mail, postage pre-paid, return receipt requested, as follows:

If to the Company:

Inteliquent
550 West Adams Street, 9th Floor
Chicago, IL 60606
Attn: General Counsel

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attn: Gerald Nowak

Theodore Peto

If to Clinton:

Clinton Group, Inc.

601 Lexington Avenue, 51st Floor
New York, NY 10022

Attn: Gregory P. Taxin

May 18, 2013 Page 5

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attn: Marc Weingarten

David Rosewater

10. This Agreement may be executed by the signatories hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

11. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles. The parties hereto consent to personal jurisdiction and venue in any action to enforce this Agreement in any court of competent jurisdiction located in New York, New York.

12. This Agreement constitutes the only agreement between Clinton and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the express written consent of the other party or parties. No amendment, modification, supplement or waiver of any provision of this Agreement may in any event be effective unless in writing and signed by the party or parties affected thereby. Clinton acknowledges that the U.S. securities laws prohibit any person who has access to material nonpublic information from trading while in possession of such information or providing that information to others in certain circumstances.

13. The Company represents and warrants that (a) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

14. Clinton represents and warrants that (a) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (b) this Agreement has been duly and validly authorized, executed and delivered by Clinton, constitutes a valid and binding obligation and agreement of Clinton and is enforceable against Clinton in accordance with its terms.

15. Clinton, for the benefit of the Company and each of the Company’s controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys and assigns, past and present, in their capacity as such (the Company and each such person being a “Company Released Person”), hereby forever waives and releases, and covenants not to sue, any of the Company Released Persons for any and all claims, causes of action, actions, judgments, liens, debts, contracts, indebtedness, damages, losses, liabilities, rights, interests and

May 18, 2013 Page 6

demands of whatsoever kind or character (other than fraud) in connection with the proposed contested election of directors at the 2013 Annual Meeting, including any documents filed with the SEC in connection therewith (collectively, “Claims”), based on any event, fact, act, omission, or failure to act by the Company Released Persons, whether known or unknown, occurring or existing prior to the date hereof; provided, however, this waiver and release and covenant not to sue shall not include any Claims (i) arising out of or related to any obligations under, or breach of, this Agreement, or (ii) any acts which are criminal; provided, further, that this waiver and release shall not prohibit Clinton’s receipt of proceeds in any class action lawsuit initiated by a Person unaffiliated with Clinton on the same basis as the Company’s other non-initiating stockholders within such class. The Company, for the benefit of Clinton and each of such member’s controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys and assigns, past and present, in their capacity as such (each such person being a “Clinton Released Person”), hereby forever waives and releases and covenants not to sue, for any Claim based on any event, fact, act, omission or failure to act by such Clinton Released Person, whether known or unknown, occurring or existing prior to the date hereof in connection with the proposed contested election of directors at the 2013 Annual Meeting, including any documents filed with the SEC in connection therewith; provided, however, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, this Agreement and does not extend to acts which are criminal.

16. During the Standstill Period, Clinton shall not, and shall not solicit, cause or encourage others to, make any comments or statements regarding the Company or its current or former officers, directors or employees, which are derogatory or detrimental to, or which disparage, any of the Company or its current or former officers, directors or employees, provided, however, that nothing in this Agreement to the contrary shall prohibit Clinton from (i) making public statements (including statements contemplated by Rule 14a-1(1)(2)(iv) under the Exchange Act), (ii) engaging in discussions with other stockholders or (iii) soliciting, or encouraging or participating in the solicitation of, proxies or consents with respect to voting securities of the Company (so long as such discussions are in compliance with subsection 9(d) hereof) in each case with respect to any transaction that has been publicly announced by the Company involving (1) the recapitalization of the Company, (2) an acquisition, disposition or sale of assets or a business by the Company where the consideration to be received or paid in such transaction requires approval by the holders of the Common Stock or (3) a change of control of the Company. During the Standstill Period, neither the Company nor any of its officers or directors shall, nor shall any of them solicit, cause or encourage others to, make any comments or statements regarding Clinton or any of its respective partners, officers, directors or employees, which are derogatory or detrimental to, or which disparage, any of them.  The foregoing shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable fiduciary or legal obligation including, without limitation, (i) those communications that are subject to contractual provisions providing for confidential disclosure and (ii) the filing of any report or schedule that is required by law to be filed with the SEC.

[signature page follows]

Very truly yours,

NEUTRAL TANDEM, INC. D/B/A INTELIQUENT

By:	/s/ G. Edward Evans
Name: G. Edward Evans
Title: Chief Executive Officer

Accepted and agreed to:
CLINTON GROUP, INC.
on behalf of itself and its affiliates

By:	/s/ Joseph A. De Perio
Name: Joseph A. De Perio
Title: Senior Portfolio Manager

EXHIBIT A

Investor Contact	Media Contact:
Inteliquent	Kelly Stein
Darren Burgener	kstein@inteliquent.com.
(312) 380-4548	(312) 384-8039.

Inteliquent® Announces Plan to Return Cash to Shareholders

Chicago, May 20, 2013 –Neutral Tandem, Inc. d/b/a Inteliquent (NASDAQ: IQNT), a leading provider of voice interconnection services, today announced its intention to declare a special dividend of $1.25 per share and to initiate a quarterly dividend of $0.0625 per share on its common stock. Both dividends are expected to be declared and paid within the next three months.

Inteliquent also announced today that it has reached an agreement with Clinton Group, Inc. (“Clinton Group”). Under the agreement, the Company will declare the dividends and appoint, prior to December 31, 2013, at least one new independent director. The investors have agreed, among other things, to withdraw their notice of intent to nominate individuals for election as directors at the 2013 annual meeting and not to take certain actions during a “standstill” period.

"We are delighted to be returning cash to our shareholders promptly after the successful sale of our global data business," said Ed Evans, Chief Executive Officer. "We expect to continue the payment of quarterly dividends and further enhance the value we provide to our shareholders as our business continues to perform well."

“This announcement is an extremely positive one for all Inteliquent shareholders,” said Gregory P. Taxin, Managing Director of Clinton Group. “We appreciate the Board’s actions and believe the sale of the global data business, the return of approximately $40 million to shareholders, the ongoing dividend and the commitment to further augment the Board are all well considered steps that will help create significant shareholder value.”

"Based on our solid balance sheet and the confidence we have in our strong cash flow profile, we believed that now was the right time in our corporate history to adopt a regular quarterly dividend policy, as well as to make another special dividend payment from our excess cash," said David Zwick, Executive Vice President and Chief Financial Officer.

Cautions Concerning Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this press release are forward-looking statements. The words “anticipates,” “believes,” “efforts,” “expects,” “estimates,” “projects,” “proposed,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Factors that might cause such differences include, but are not limited to: the effects of competition, including direct connects, and downward pricing pressure resulting from such competition; risks associated with the sale of our data business, including issues regarding separating our network, IT and billing systems from the network and systems sold to the buyer, and that the cost savings and other benefits we hope to receive may not materialize in part or at all; our ability to maintain relationships with business providers following the sale of the data business; risks associated with the changes to our capital structure resulting from the declaration and payment of any special one-time cash dividend or recurring dividend; our regular review of strategic alternatives; the impact of current and future regulation, including intercarrier compensation reform enacted by the Federal Communications Commission; the risks associated with our ability to successfully develop and market new services, many of which are beyond our control and all of which could delay or negatively affect our ability to offer or market new services; technological developments; the ability to obtain and protect intellectual property rights; the impact of current or future litigation; the potential impact of any future acquisitions, mergers or divestitures; natural or man-made disasters; the ability to attract, develop and retain executives and other qualified employees; changes in general economic or market conditions; and other important factors included in our reports filed with the Securities and Exchange Commission (the “SEC”), particularly in the “Risk Factors” section in our Annual Report on Form 10-K for the period ended December 31, 2012, as such Risk Factors may be updated from time to time in subsequent reports. Furthermore, such forward-looking statements speak only as of the date of this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

About Inteliquent

Headquartered in Chicago, Inteliquent is a leading provider of wholesale voice services for carriers and service providers. Inteliquent is used by nearly all national and regional wireless carriers, cable companies and CLECs in the markets it serves, and its network carries approximately ten billion minutes of traffic per month.  Please visit Inteliquent's website at www.inteliquent.com and follow us on Twitter@Inteliquent.

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